FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address

     Christopher Chang
     c/o InfoNow Corporation
     1875 Lawrence Street, Suite 1100
     Denver, CO  80202

2.   Issuer Name and Ticker or Trading Symbol         InfoNow Corporation,  INOW

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year   November 2001

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer (Check all applicable)

              Director                  10% Owner
              Officer (Give Title)      Other (Specify)
                                        ---------------

                       Vice President of Strategy
                       --------------------------


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/yy)        Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                                                                                     150             D
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FORM 4 (continued)

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date       Title   Shares  5)       4)        4)       4)
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Option              8.94     4/21/00   A                      4/21/03   4/21/05  Common  25,000           35,000    D
  (right to buy) 1                                                               Stock
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Option              2.406   10/20/00   A                     10/20/03  10/20/05  Common  10,000           45,000    D
  (right to buy) 2                                                               Stock
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Option              3.907   11/16/00   A                     11/16/03  11/16/05  Common  15,000           60,000    D
  (right to buy) 3                                                               Stock
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Option              1.532    3/30/01   A                      3/30/04   3/30/06  Common  25,000           85,000    D
  (right to buy) 4                                                               Stock
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Option              1.64     7/19/01   A                      7/19/04   7/19/06  Common  25,000          110,000    D
  (right to buy) 5                                                               Stock
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Option              2.35    10/26/01   A                     10/26/04  10/26/06  Common  10,000          120,000    D
  (right to buy) 6                                                               Stock
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1 7/36th of the total shares shall vest on November 21, 2000, 1/36th of the total shares vest on the 21st day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

2 7/36th of the total shares shall vest on May 20, 2001, 1/36th of the total shares vest on the 20th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

3 7/36th of the total shares shall vest on June 16, 2001, 1/36th of the total shares vest on the 16th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

4 7/36th of the total shares shall vest on October 30, 2001, 1/36th of the total shares vest on the 30th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

5 7/36th of the total shares shall vest on February 19, 2002, 1/36th of the total shares vest on the 19th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

6 7/36th of the total shares shall vest on May 26, 2002, 1/36th of the total shares vest on the 26th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.



             /s/ Chris Chang                    Date: December 3, 2001
             ---------------                    ----------------------
             Chris Chang